Pioneer Exploration Inc.

2700 Newport Boulevard, Suite 190

Newport Beach, California

92663

VIA EDGAR

April 3, 2012

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC

20549-4631

Attention: Ronald E. Alper

Dear Mr. Alper:

Re:	Pioneer Exploration Inc. (the “Company”)
Form 8-K/A
Filed: January 20, 2012
Response letter dated March 12, 2012
Form 10-Q for the Period Ended November 30, 2011
Filed January 27, 2012

File No. 000-53784

Further to your comment letter dated March 12, 2012, we are respectfully requesting an extension of time to submit the responses to those comments.

We are requesting a submission date of April 9, 2012 in order to provide an accurate and proper response.

Sincerely,

Pioneer Exploration Inc.

Per: /s/ Angelo Scola

Angelo Scola

Chief Executive Officer